SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 3

Steel Connect, Inc.
(Name of the Issuer)

Steel Connect, Inc.

Steel Partners Holdings L.P.

Steel Excel Sub I, LLC

Handy& Harman LTD.

WHX CS LLC

Steel Excel Inc.

WF Asset Corp.

WebFinancial Holding Corporation

SPH Group LLC

SPH Group Holdings LLC

Steel Partners Holdings GP INC.

Steel Partners, LTD.

Warren G. Lichtenstein

Jack L. Howard

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

858098205
(CUSIP Number of Class of Securities)

Steel Connect, Inc. Attn: Maria Reda 590 Madison Avenue, 32nd Floor New York, New York 10022 (212) 520-2300	Steel Partners Holdings L.P. Attn: Joseph Martin 590 Madison Avenue, 32nd Floor New York, New York 10022 (914) 461-1276

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

With Copies to:

David R. Pfalzgraf, Jr., Esq. Benjamin D. Burge, Esq. Rupp Pfalzgraf LLC 1600 Liberty Building Buffalo, NY 14202 (716) 854-3400	Alan Annex, Esq. Flora R. Perez, Esq. Laurie Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 amends and supplements the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, jointly by Steel Partners Holdings L.P. (“SPLP, “Steel Partners,” or the “Parent”), Steel Excel Sub I, LLC (“Acquisition Co.”), Handy & Harman LTD (“HNH”), WHX CS LLC (“WHX CS”), Steel Excel Inc. (“Steel Excel”), WF Asset Corp. (“WF Asset”), WebFinancial Holding Corporation (“Web Financial”), SPH Group LLC (“SPHG”), SPH Group Holdings LLC (“SPHG Holdings”), Steel Partners Holdings GP IncNC. (“Steel Holdings GP”), Steel Partners, LTD. (“SPL”), Warren G. Lichtenstein and Jack L. Howard (Messrs. Lichtenstein and Howard, and SPLP, Acquisition Co., HNH, WHX CS, Steel Excel, WF Asset, WebFinancial, SPHG, SPHG Holdings, Steel Holdings GP and SPL, are referred to herein as the “SP Group Filing Persons” or the “SP Group”) and Steel Connect, Inc. (“STCN,” the “Company,” or “Steel Connect,” and together with the SP Group Filing Persons, the “Filing Persons”) on December 9, 2024, as amended by Amendment No. 1 filed on December 19, 2024 and Amendment No. 2 filed on December 23, 2024. This Amendment No. 3 is a final amendment reporting the results of the transaction. All information set forth in this Amendment No. 3 should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date. Capitalized or other defined terms used, but not defined, in this Amendment No. 3 have the respective meanings as are given to them in the Transaction Statement, as amended to date.

RESULTS OF THE TRANSACTION

Effective on January 2, 2025 (the “Effective Time”), the Short-Form Merger was consummated pursuant to the Certificate of Ownership and Merger filed by Acquisition Co. with the Secretary of State of the State of Delaware. Prior to the Effective Time, Acquisition Co.'s sole member adopted resolutions approving the Short-Form Merger. Because Acquisition Co. owned more than 90% of the outstanding shares of Common Stock immediately prior to the Effective Time, no action by STCN’s stockholders (other than Acquisition Co.) was required for the Short-Form Merger to become effective under applicable Delaware law. As a result of the Short-Form Merger, SPLP indirectly owns 100% of the capital stock of the Surviving Corporation.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) was cancelled and automatically converted into the right to receive (i) cash consideration equal to $11.45 per share of Common Stock (the “Per Share Cash Merger Consideration”) and (ii) one Reith CVR per share of Common Stock (together with the Per Share Cash Merger Consideration, the “Per Share Merger Consideration”). Based on the terms of the Court-approved settlement, as previously disclosed in the Company’s Current Report on Form 8-K filed on December 16, 2024, and the maximum amount of Reith Litigation Expenses (as defined in the Stockholders’ Agreement) permitted under such settlement, and assuming the Court’s ruling is not appealed or otherwise overturned and that all conditions in the Stockholders’ Agreement for distribution of the Reith Net Litigation Proceeds are met, the Company estimates that Company stockholders that are entitled to receive a Reith CVR will receive approximately $1.15 per share of Common Stock held by them.

In addition, prior to the Effective Time, all shares of Preferred Stock were converted into shares of Common Stock and held by Acquisition Co. As of the Effective Time, the Excluded Shares were cancelled and extinguished without any conversion thereof or consideration paid therefor.

At the Effective Time, each Restricted Share issued by the Company pursuant to, or otherwise governed by, any Company equity plan, that was outstanding immediately prior to the Effective Time, became fully vested, subject to any applicable tax withholding on such acceleration, and, subject to the terms of the Reith CVR Agreement, each holder received the Per Share Merger Consideration.

In connection with the closing of the Short-Form Merger, the Company notified the NASDAQ Capital Market (“Nasdaq”) of its intent to remove the Common Stock from listing on Nasdaq and requested that Nasdaq (i) suspend trading of the Common Stock on Nasdaq prior to the opening of trading on January 3, 2025 and (ii) file a Notification of Removal from Listing and/or Registration on Form 25 with the SEC to delist and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Company intends to file a certification on Form 15 with the SEC suspending the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Common Stock.

In connection with the consummation of the Short-Form Merger (and not because of any disagreement with the Company), (i) each of the following directors of the Company resigned as a member of the board of directors of the Company as of the Effective Time: Warren G. Lichtenstein, Glen M. Kassan, Joseph Martin, Jeffery J. Fenton, Jeffrey S. Wald and Renata Simril, and (ii) each of Ryan O’Herrin and Gary Tankard was appointed as a member of the board of directors of the Company as of the Effective Time.

Item 16. Exhibits.

(a)	None.
(b)(1)^	Amended and Restated Credit Agreement, dated as of December 29, among SPH Group Holdings LLC, Steel Excel Inc. and IGo, Inc., as Borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the Borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed on December 29, 2021).
(b)(2)^	First Amendment and Consent to Amended and Restated Credit Agreement, dated as of June 26, 2023, by and among SPH Group Holdings LLC and Steel Excel Inc. as borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed June 27, 2023).
(c)(1)^	Opinion of Management Planning, Inc., dated December 2, 2024.
(c)(2)^	Discussion Materials of Management Planning, Inc., dated November 26, 2024.
(d)(1)	Contingent Value Rights Agreement, dated as of January 2, 2025, by and among Steel Partners Holdings L.P. and Equiniti Trust Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of STCN filed on January 2, 2025).
(d)(2)^	Stockholders’ Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., and the other stockholders signatory therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of STCN filed on May 1, 2023).
(d)(3)^	Purchase Agreement, dated September 1, 2024.
(e)	None.
(f)	None.
107^	Calculation of Filing Fee Table

^	Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 2, 2025

Steel Connect, Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Steel Partners Holdings L.P.

By:	Steel Partners Holdings GP Inc.,
its General Partner

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Excel Sub I, LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Handy & Harman LTD.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WHX CS LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Steel Excel Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WF Asset Corp.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WebFinancial Holding Corporation

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

SPH Group LLC

By: Steel Partners Holdings GP Inc.,
its managing member

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

SPH Group Holdings LLC

By: Steel Partners Holdings GP Inc., its Manager

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners Holdings GP Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners, LTD.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

Warren G. Lichtenstein

By:	/s/ Jack L. Howard
By:	Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein

Jack L. Howard

By:	/s/ Jack L. Howard
By:	Jack L. Howard

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